

April 15, 2016

Mailstop 4631

Via E-mail
Lawrence A. Hilsheimer
Executive Vice President
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

> **Re: Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed December 21, 2015**
> **Form 10-Q for Fiscal Quarter ended January 31, 2016**
> **Filed March 9, 2016**
> **Response Letter Dated March 30, 2016**
> **File No. 1-00566**

Dear Mr. Hilsheimer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended January 31, 2016

Financial Statements

Note 18- Redeemable Noncontrolling Interests, page 29

1. During the first quarter of 2016, you identified errors related to the accounting for and presentation related to various noncontrolling interests of consolidated entities.

You concluded these errors were not material and presented the error corrections as an out-of-period reclassification in the current condensed consolidated financial statements. Please address the following:

- Please provide us with a summary of the significant key terms associated with these redeemable noncontrolling interests and how you correspondingly determined the appropriate accounting pursuant to ASC 480. Your analysis should address what consideration you gave to these securities in your presentation of earnings per share amounts. Refer to ASC 480-10-S99-3A;

- Please tell us each of the periods the out-of-period reclassification adjustments relate to, and correspondingly, the correction amount associated with each period; and

- Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for each period impacted.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction